

Sterling Financial Corporation

2003 Annual Review

CONTENTS



Sterling Financial Corporation posted another strong year – a year of affirmation for the principles underlying our growth and success, even given the softness in the financial industry at large in 2003.

Our growth has been broad-based, reflecting our continued commitment to diversification and expansion in both our geographic presence and the portfolio of financial products and services we offer. It has been rapid and steady growth, reflecting our equally strong commitment to our employees and, in turn, their commitment to strengthening their relationships with the individuals, businesses and organizations who are our customers. It has been organic, sustainable growth: growth generated within our existing companies, using assets we already have, growth that reflects our commitment to both enhanced organizational productivity and effective local relationship management.

In short, our growth has derived from three fundamental strategic principles: the shared sense of purpose that guides everyone in the organization, the passion with which we all commit ourselves to each other and to our customers, and the focus on performance that has enabled us to deliver on all our commitments – to our customers, our shareholders and our employees. Purpose, passion and performance – they have created the successive years of growth we have achieved, and they will sustain our growth in the years ahead.



ANNUAL MEETING

The Annual Shareholders' Breakfast of Sterling Financial Corporation will be held on Tuesday, April 27, 2004, at 8:00 a.m. at the Liberty Place Theater and Conference Center (the former headquarters of Armstrong World Industries), 313 W. Liberty Street, Lancaster, Pennsylvania. The Annual Meeting will immediately follow at 9:00 a.m.

FORM 10-K

A copy of the Corporation's Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:

Douglas P. Barton
Vice President, Secretary
Sterling Financial Corporation
101 North Pointe Boulevard
Lancaster, Pennsylvania 17601-4133



FINANCIAL HIGHLIGHTS

STERLING FINANCIAL CORPORATION

For the year ending December 31: (Dollars in thousands, except per share data)	2003	2002	% Change
EARNINGS:			
Interest income	$ 127,074	$ 123,591	2.8%
Interest expense	41,156	48,643	-15.4%
Net interest income	85,918	74,948	14.6%
Provision for loan losses	3,697	2,095	76.5%
Noninterest income	49,210	45,292	8.7%
Securities gains	511	(460)	-211.1%
Noninterest expense	92,568	85,922	7.7%
Net income	$ 29,059	$ 24,745	17.4%
PER COMMON SHARE INFORMATION:			
Basic earnings per share	$ 1.37	$ 1.19	15.1%
Diluted earnings per share	1.35	1.18	14.4%
Cash dividends declared	0.56	0.53	5.7%
Book value	10.24	9.31	10.0%
Realized book value [1]	9.60	8.64	11.1%
PROFITABILITY RATIO ON EARNINGS:			
Return on average realized equity [1]	15.10%	14.47%	4.4%
Return on average assets	1.33%	1.22%	9.0%
Efficiency ratio [2]	59.20%	60.20%	-1.7%
FINANCIAL CONDITION AT YEAR-END:			
Total assets	$ 2,343,517	$ 2,156,928	8.7%
Securities	576,005	588,292	-2.1%
Loans, net	1,481,369	1,283,075	15.5%
Deposits	1,778,587	1,702,302	4.5%
Borrowed funds	296,342	217,717	36.1%
Stockholders' equity	220,011	196,833	11.8%

(1) Excludes unrealized gains (losses) on securities available for sale.

(2) Sterling calculates its efficiency ratio by netting depreciation on operating leases with related rental income.

RETURN ON AVERAGE REALIZED EQUITY


2003
15.10%
2002
14.47%
2001
14.41%
2000
12.36%
1999
14.46%

NET INCOME


2003
$29,059
2002
$24,745
2001
$20,334
2000
$16,567
1999
$17,985

DILUTED EARNINGS PER SHARE


2003
$1.35
2002
$1.18
2001
$1.03
2000
$0.85
1999
$0.91

EFFICIENCY RATIO


2003
59.2%
2002
60.2%
2001
64.5%
2000
63.1%
1999
62.3%



DEAR SHAREHOLDERS

The past year for Sterling Financial Corporation has been one of remarkable growth and achievement for your company. There was expansion into new markets and expansion into new arenas of financial services as we continued to follow through on our commitment to building a stronger, more diversified and more profitable financial services corporation. In 2003, we continued to refine and sharpen our customer, people and shareholder strategies to create an environment where customers are valued, employees are engaged and our shareholders are rewarded. We are proud that 2003 was a year we were able to record significant accomplishments in these areas.

We continued to expand our banking footprint in 2003, with the launching of two new affiliates – PennSterling Bank, in Berks County, Pennsylvania; and Delaware Sterling Bank, in New Castle County, Delaware – two markets that provide outstanding growth opportunities for our company through our relationship management model.

In addition, we successfully launched Sterling Financial Settlement Services, a joint venture full-service real estate settlement company and in the fourth quarter of 2003, we announced the completion of our acquisition of Church Capital Management, a Registered Investment Advisor, and its affiliate, Bainbridge Securities, a securities broker/dealer. As a result, we can now provide our customers with a wider array of services while at the same time improving the efficiency and cost-effectiveness of our operations. Every one of our strategic decisions is driven by a common purpose...to focus on providing the very best customer service while at the same time positioning your company for sustainable, long-term profitable growth.

Another focus for 2003 was the continuation of our "people strategy" as we further developed our Employment Partnership, which clearly defines our expectations of our people as well as our responsibilities to them. We believe our competitive advantage remains our people and we believe there is no better way to build customer loyalty than to have happy, engaged and loyal employees. Employees who have a passion for what they do.

The commitment to our customer, people and shareholder strategies resulted in tremendous performance for Sterling Financial Corporation. In 2003, our banking affiliates and our other financial services affiliates generated substantial earnings growth. Overall, net income for 2003 totaled $29.059 million, an increase of $4.314 million, or 17.4% compared to 2002. We ended 2003 with total assets of $2.344 billion, an increase of 8.7% compared to 2002.

Our financial goals, which we have continued to share with the investment community, are to grow our earnings per share by 10% a year; to post a return on average realized equity of 16 percent; and to achieve an adjusted efficiency ratio of 60 percent or less.

For 2003, diluted earnings totaled $1.35 per share for the year, an increase of 14.4% over 2002, and return on average realized equity increased to 15.10% for 2003 as compared to 14.47% in 2002. Our efficiency ratio improved from 60.2% in 2002 to an on-target figure of 59.2% in 2003. As a result of our strong performance in 2003, we rewarded our shareholders with a five-for-four stock split in February, 2004.

Our objective is to have our profit growth come as a result of revenue growth, not from cutting expenses, and that objective was met in 2003. Our business model is to create sustainable core earnings by growing revenues at a substantially faster pace than our expense growth. History shows that companies built for long-term viability are those that increase revenues while controlling their expenses.

This business approach, along with our customer-centric relationship management model and our people were keys to our success in 2003.

In addition, our Board of Directors also played a substantial role in our 2003 accomplishments. The board's guidance and foresight continue to keep your company well-positioned for continued growth and success.

We are pleased to report that our strategic initiatives and clear sense of purpose are having the desired impact on the company's performance. That purpose, combined with our passion for what we do and our commitment to our customers, people and shareholders, led to exceptional performance in 2003. It is our belief that we will continue to justify the trust, confidence and support you have placed in Sterling Financial Corporation.



Cordially,



John E. Stefan
Chairman



J. Roger Moyer, Jr.
President and Chief Executive Officer





Guided by Purpose

Sterling Financial Corporation is today, more than ever, a family of diversified organizations providing a full array of diversified financial services. But within that diversity is a continuing, shared sense of strategic purpose, which creates a culture with an unwavering focus on our customers, shareholders, employees and communities...and on delivering solutions that provide superior results – for all of our constituencies.

In 2003, that focus – that sense of purpose – led to continued expansion into growing markets that will offer broader access to new customers...as well as to new ventures and acquisitions that offer an expanded array of financial products and services for both existing and new customers.

Our geographic expansion continued in 2003 with the establishment of two new affiliates – PennSterling Bank, in Berks County, Pennsylvania; and Delaware Sterling Bank, in New Castle County, Delaware – in areas where customer demographics offer excellent growth opportunities based on our relationship management model. With an initial focus on small to mid-size businesses and private banking and investment relationships, both these new affiliates have already established strong foundations for their long-range evolution into full-service banks with multiple branches, offering a complete line of business and personal financial products. With similar purpose, Bank of Hanover further expanded its geographical base within Carroll County, Maryland. And, in the interests of better serving our existing customers, Bank of Hanover and Bank of Lancaster County opened, remodeled, and renovated branch offices in York and Quarryville, Pennsylvania; and First National Bank of North East also underwent a major renovation at their Main Office.



We also continued to add to our family tree, beginning with the second-quarter launch of Sterling Financial Settlement Services, a joint-venture full-service settlement company providing title and lien searches, commercial and residential title insurance, notary and recording services in the Central Pennsylvania market. And early in the fourth quarter of 2003, we completed our acquisition of Church Capital Management and its affiliate, Bainbridge Securities – adding the services of a Registered Investment Advisor and a securities broker/dealer to the diversified portfolio we can offer to both new and existing customers. With this affiliation, we not only strengthen our position with





our clients, we can also improve the efficiency and cost-effectiveness of our operations – by handling many brokerage transactions in-house instead of relying on outside, third-party sources.

Each of these strategic decisions – indeed, every decision we make – has been guided by a sense of purpose that reinforces our common goals while preserving the local identity, autonomy, and services of each individual operating unit. And this shared sense of purpose has enabled us to position your company more strongly than ever for sustainable, profitable growth.





Working with Passion

It is our employees and directors who supply the passion that drives our sense of purpose, who create our competitive advantage in the marketplace – and who, in our customers' eyes, are Sterling Financial Corporation. Our people are our vital, dynamic link to our customers; they're the heart of the relationship management model that focuses all of our resources and competencies on our customers; they're the key to building the kind of long-term customer loyalty that produces long-term profitability.

One of our greatest organizational passions is Sterling University, dedicated to the continual enhancement of our employees' professional competence – through ongoing training aligned with our strategic purpose. In 2003, this training included new focus on relationship management, enhanced leadership development, expanded financial analysis, and broader participation in technology classes.

Dedication to continued learning is just one aspect of our formalized people strategy, known as our Employment Partnership. Developed by employees on the solid base of our business strategy, the Partnership spells out our expectations of our people and our responsibilities to them. We expect employees to have the agility to anticipate and adapt to changing market needs, to demonstrate a collaborative spirit that transcends job function and reaches beyond affiliate boundaries, and to focus on the relationship-building that drives Sterling's success. In return, we promise to provide creative responses to changing workforce needs, including "win-win" job structures and schedules; engaged leadership who build an enthusiastic community of diverse, winning teams; and a clear, equitable structure for identifying, nurturing and rewarding peak performance. One concrete result of these initiatives is Bank of Lancaster County being voted the best place to work in Pennsylvania in 2003 among large employers!

We bring the same passion to our support for the communities in which we work. The Sterling Heroes Fund, established in July, 2002 to benefit local firefighters, police and other emergency workers in Central Pennsylvania and Maryland, posted a rate of return in excess of 10% for its first year. This was especially rewarding when compared to an essentially flat performance for the well-known Standard & Poor's 500 Stock Index during the same period.

And it was equally rewarding when the United Way of Lancaster County honored Sterling Financial Corporation and Bank of Lancaster County with the "Spirit of Lancaster Award". This award honors exceptional commitment and investment by businesses or organizations and their employees, and is the highest tribute for company or organization-wide corporate community involvement.

Whichever our purpose – serving our customers, creating value for our shareholders, supporting our communities, or recognizing and rewarding our employees – we pursue it with a passion.



Focused on Performance



The arithmetic is clear. Start with a sense of clear strategic purpose. Add employees and leaders who are passionate about their role. And the result is a company that is focused on performance; building enhanced shareholder value through sustainable, profitable growth.

In 2003, we continued to achieve our targeted growth with record earnings. Net income was up 17.4% over 2002 and that growth extended consistently throughout the organization – both in banking and non-banking affiliates, long-term operations as well as new ventures and acquisitions. Sterling Financial Trust Company reached the billion-dollar mark in 2003. Assets of Equipment Finance grew 32%, and Town & Country Leasing's assets were up 23%. As a result, our asset base has grown to more than $2.3 billion – up from less than $1.6 billion in four years. Diluted earnings per share increased 14.4% versus 2002 and return on average realized equity reached 15.10% in 2003 compared to 14.47% in 2002. We constantly strive to meet or exceed these key performance measures...and that effort is reflected in our dramatically-improved ranking as number 23 for the year among Central Pennsylvania's fastest-growing companies – up significantly from number 43 in 2002!

We are building on a solid base – a base that includes over a century and a half of history. Bank of Hanover was established in the year 1835, while First National Bank of North East celebrated its centennial in 2003. In addition, Bank of Lancaster County



is one of only 13 banks nationwide that received their charter when the national banking system was founded 140 years ago and is still operating today. With our history of sustained growth in addition to our continued focus on performance, you can be confident that your company is well positioned to extend our momentum into [illegible] and beyond.











Preparing for Tomorrow

Sterling Financial Corporation is indeed planning for a future in which our purpose and passion will build on our recent initiatives to take our performance to the next level.

Sterling University will continue to expand its support of our Employment Partnership – offering employees new core training programs in such areas as advanced relationship management, effective team-work, and enhanced use of technology.

We will continue to expand the products and services we offer our customers as well. Customers who do business internationally will be able to rely on us for their international banking needs, from international wires, to import and export letters of credit and documentary collections.

We will offer a broader range of securities and investment products through our new financial management and broker/dealer affiliates. With particular attention to our high-net-worth clients, Sterling Financial Trust Company, Church Capital Management and Bainbridge Securities will offer customized packages of banking and other wealth-management products and services to benefit those individuals and institutions. And, with the soon-to-be-completed acquisition of StoudtAdvisors, an employee benefits consulting and brokerage agency, we will be able to help businesses find employee benefits solutions that work for both the employees and the employer.

Our key commitments endure: we will continue to expand in attractive markets and to diversify our revenue stream; to focus, as an organization and as individuals, on meeting the diverse needs of our customers, our shareholders, our employees and our communities; and to pursue strong, sustainable, profitable growth. We will continue to adhere to high ethical standards, assuring compliance and integrity in all that we do.

And we will do all of these things with a sense of purpose, a spirit of passion, and an abiding focus on performance.



CONSOLIDATED BALANCE SHEETS
STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

As of December 31, (Dollars in thousands)	2003	2002
ASSETS		
Cash and due from banks	$ 64,996	$ 82,208
Federal funds sold	19,102	25,131
Cash and cash equivalents	84,098	107,339
Interest-bearing deposits in banks	4,102	3,412
Short-term investments	11,275	11,200
Mortgage loans held for sale	11,520	16,784
Securities held-to-maturity (fair value 2003 – $37,405; 2002 – $38,368)	35,956	36,596
Securities available-for-sale	540,049	551,696
Loans, net of allowance for loan losses (2003 – $14,656; 2002 – $12,953)	1,481,369	1,283,075
Premises and equipment, net	38,720	35,212
Assets held for operating lease, net	57,891	63,291
Other real estate owned	520	207
Goodwill	30,490	18,360
Intangible assets	5,083	121
Accrued interest receivable	11,236	11,770
Other assets	31,208	17,865
Total Assets	$ 2,343,517	$ 2,156,928
LIABILITIES		
Deposits:		
Noninterest-bearing	$ 250,119	$ 208,119
Now and money market	577,486	544,055
Savings	210,347	189,534
Time	740,635	760,594
Total Deposits	1,778,587	1,702,302
Short-term borrowings	43,878	41,620
Long-term debt	195,762	155,478
Subordinated notes payable	56,702	20,619
Accrued interest payable	6,273	7,981
Other liabilities	42,304	32,095
Total Liabilities	2,123,506	1,960,095
STOCKHOLDERS' EQUITY		
Preferred stock, no par value, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock – $5.00 par value, 70,000,000 shares authorized; issued 2003 – 21,776,551 shares; 2002 – 16,923,069 shares	108,883	84,615
Capital surplus	44,615	34,949
Escrowed shares (2003 – 240,002 shares; 2002 – 0 shares)	(4,877)	—
Retained earnings	58,874	63,521
Accumulated other comprehensive income	13,827	14,299
Common stock in treasury, at cost (2003 – 59,310 shares; 2002 – 22,500 shares)	(1,311)	(551)
Total Stockholders' Equity	220,011	196,833
Total Liabilities and Stockholders' Equity	$ 2,343,517	$ 2,156,928

See consolidated financial statements and accompanying notes presented in Item 8 of the Corporation's Annual Report on Form 10-K.

CONSOLIDATED STATEMENTS OF INCOME
STERLING FINANCIAL CORPORATION AND SUBSIDIARIES

For the years ended December 31, (Dollars in thousands, except per share data)	2003	2002	2001
INTEREST AND DIVIDEND INCOME			
Loans, including fees	$ 99,657	$ 93,635	$ 85,283
Debt securities			
Taxable	16,482	19,484	19,245
Tax-exempt	9,990	9,059	8,556
Dividends	632	514	731
Federal funds sold	232	850	2,040
Short-term investments	81	49	61
Total interest and dividend income	127,074	123,591	115,916
INTEREST EXPENSE			
Deposits	29,443	38,174	49,612
Short-term borrowings	1,599	1,531	617
Long-term debt	8,044	8,044	7,045
Subordinated debt	2,070	894	–
Total interest expense	41,156	48,643	57,274
Net interest income	85,918	74,948	58,642
Provision for loan losses	3,697	2,095	1,217
Net interest income after provision for loan losses	82,221	72,853	57,425
NONINTEREST INCOME			
Income from fiduciary activities	4,954	4,227	4,166
Service charges on deposit accounts	5,797	5,576	5,367
Other service charges, commissions and fees	5,658	4,570	3,718
Mortgage banking income	4,037	3,103	2,222
Rental income on operating leases	25,799	25,752	24,319
Other operating income	2,965	2,064	1,423
Security gains (losses)	511	(460)	2,710
Total noninterest income	49,721	44,832	43,925
NONINTEREST EXPENSES			
Salaries and employee benefits	39,436	36,860	30,990
Net occupancy	4,926	4,209	3,826
Furniture and equipment	6,368	5,762	5,081
Professional services	3,154	2,845	2,412
Depreciation on operating lease assets	21,438	20,902	19,217
Other	17,246	15,344	13,646
Total noninterest expenses	92,568	85,922	75,172
Income before income taxes	39,374	31,763	26,178
Income tax expenses	10,315	7,018	5,844
Net income	$ 29,059	$ 24,745	$ 20,334
Per share information:			
Basic earnings per share	$ 1.37	$ 1.19	$ 1.04
Diluted earnings per share	1.35	1.18	1.03
Dividends declared	0.56	0.53	0.50

See consolidated financial statements and accompanying notes presented in Item 8 of the Corporation's Annual Report on Form 10-K.



board of directors

STERLING FINANCIAL CORPORATION



Richard H. Albright, Jr., D.D.S.
Dentist, Specialist, Practice Limited to Orthodontics
Chairman, Audit Committee



Michael A. Carenzo
Sr. Partner, CADWA Associates
Chairman of the Board,
First National Bank of North East



Bertram F. Elsner
Chairman, Elsner Engineering Works, Inc.
Vice Chairman of the Board,
Bank of Hanover and Trust Company



Howard E. Groff, Jr.
President, Howard E. Groff Company



Joan R. Henderson
President, J. R. Henderson & Associates, Inc.





Terrence L. Hormel
President, Hormel, Inc.
Chairman of the Board,
Bank of Hanover and Trust Company



David E. Hosler
Vice President, Murray Insurance Associates
Vice Chairman of the Board,
Sterling Financial Corporation
Chairman, Nominating Committee



J. Roger Moyer, Jr.
President, Chief Executive Officer,
Sterling Financial Corporation



W. Garth Sprecher
Senior Vice President, Corporate Secretary and Director,
D & E Communications, Inc.
Chairman, Management Development and
Compensation Committee



John E. Stefan
Chairman of the Board,
Sterling Financial Corporation
Chairman of the Board,
Bank of Lancaster County
Chairman, Executive Committee



Glenn R. Walz, CPA
President, Walz, Diehm, Geisenberger, Bucklen & Tennis, P.C.,
Certified Public Accountants
Chairman, Sterling Financial Trust Company
Chairman, Finance Committee

board of directors

- Brian W. Clements
- Thomas P. Dautrich
- Howard E. Groff, Jr.
- Calvin G. High
- J. Roger Moyer, Jr.
- E. Glenn Nauman
- Alice M. Sanders
- John E. Stefan, Chairman
- Glenn R. Walz, CPA, Vice Chairman

- Michael D. Bross
- Chad M. Clabaugh
- S. Forry Eisenhart, Jr.
- Bertram F. Elsner, Vice Chairman
- J. Daniel Frock
- Dr. Gordan A. Haaland
- Stewart E. Hartman, Jr.
- Terrence L. Hormel, Chairman
- J. Bradley Scovill, Vice Chairman

- Michael A. Carenzo, Chairman
- Thomas P. Dautrich
- Jennifer D. Goldbach, Vice Chairman
- Donald Greenburg
- Michael Pugh
- Robert C. Shoemaker
- Lawrence D. Wiggins
- H. Norman Wilson, Jr.



corporate officers

STERLING FINANCIAL CORPORATION

J. Roger Moyer, Jr.
President and Chief Executive Officer

Thomas P. Dautrich
Senior Executive Vice President and Chief Banking Officer

J. Bradley Scovill
Senior Executive Vice President, Chief Financial Officer and Treasurer

Donald L. Neff
Senior Vice President, Director of Risk Management

D. Kathleen Phillips
Senior Vice President, Chief Technology Officer

Kathleen A. Prime
Senior Vice President, Director of Human Resources

Thomas E. Welk
Senior Vice President, Director of Operations

Gary L. Yoder
Senior Vice President, Chief Credit Officer

Douglas P. Barton, CPA
Vice President, Chief Accounting Officer and Secretary

Thomas J. Paholsky
Vice President, Treasury Officer

BAINBRIDGE SECURITIES

Malinda Powers Berardino
President and Chief Executive Officer

CHURCH CAPITAL MANAGEMENT

Gregory A. Church
Chairman, President and Chief Executive Officer

Jerome H. Walther
Executive Vice President and Chief Operating Officer

Malinda Powers Berardino
Executive Vice President

John E. Barry
Executive Vice President

CORRESPONDENT SERVICES GROUP

King T. Knox
President

Susan S. Carson
Senior Vice President

EQUIPMENT FINANCE LLC

George W. Graner
President and Chief Executive Officer

Joseph M. Braas
Senior Vice President

Michael J. Schlager
Senior Vice President

PROFESSIONAL SERVICES GROUP

Beverly Wise Hill
President

STERLING FINANCIAL TRUST COMPANY

Gregory S. Lefever
President and Chief Executive Officer

Mark A. Ritter
Executive Vice President and Chief Operating Officer

Frank P. Innacola
Senior Vice President, Managing Director, Private Banking

TOWN & COUNTRY LEASING, LLC

James C. Schoch
President and Chief Executive Officer

David L. Lynch
Executive Vice President and Chief Operating Officer

BANK OF HANOVER AND TRUST COMPANY

Chad M. Clabaugh
President and Chief Executive Officer

Robert G. Coradi
Senior Vice President, Senior Credit Officer

William Kametz
Senior Vice President, Business Services Manager

Karen S. Reeser
Senior Vice President, Retail Banking Services

BANK OF LANCASTER COUNTY

Thomas P. Dautrich
President and Chief Executive Officer

E. Dennis Ginder
Executive Vice President, Business Services

Gregory S. Adams
Senior Vice President, Treasury Solutions

Teri R. McHale
Senior Vice President, Community Banking

Robert C. Shoemaker
Senior Vice President, Business Development

BANK OF LEBANON COUNTY

Vaughn A. Kovach
Senior Vice President

DELAWARE STERLING BANK

Robert G. Elder
President and Chief Executive Officer

David Paul Kenney
Senior Vice President and Chief Lending Officer

FIRST NATIONAL BANK OF NORTH EAST

Jennifer D. Goldbach
President and Chief Executive Officer

Dorothy R. Gill
Senior Vice President, Personal Services Manager

PENNSTERLING BANK

Ronald H. Muller
Executive Vice President, Senior Regional Executive

Tony J. Sacco
Senior Vice President, Business Services Sales Manager



CORPORATE HEADQUARTERS

Sterling Financial Corporation
[illegible] North Pointe Boulevard
Lancaster, Pennsylvania 17601-4133

WEB SITE

www.sterlingfi.com

DIVIDEND CALENDAR

Dividends on Sterling Financial Corporation's common stock are customarily payable on the first business day of January, April, July and October.

DIVIDEND REINVESTMENT & STOCK PURCHASE PLAN

The purpose of the Plan is to provide the shareholders of the Company with a simple and convenient method of investing cash dividends and voluntary cash contributions in additional shares of the common stock of the Company. For details of the Plan or for general shareholder information, please contact:

Sterling Financial Corporation, Shareholder Relations
[illegible] North Pointe Boulevard, Lancaster, Pennsylvania 17601-4133
[illegible]

TRANSFER AGENT & REGISTRAR

American Stock Transfer and Trust Company
50 Maiden Lane, Plaza Level
New York, New York 10038

MARKET MAKERS

Ferris, Baker, Watts, Inc. 1-800-638-7411
Janney Montgomery Scott, LLC 1-800-542-8846
Boenning & Scattergood, Inc. 1-800-842-8928

Sterling Financial Corporation, headquartered in Lancaster, Pennsylvania, is a strong, multi-state, diversified financial services organization that provides a broad range of financial services and operates 56 banking locations in south central Pennsylvania, northern Maryland and northern Delaware, through its affiliate banks, Bank of Lancaster County, Bank of Hanover and Trust Company, First National Bank of North East, Bank of Lebanon County, PennSterling Bank, located in Berks County and Delaware Sterling Bank in New Castle County, Delaware. Additional Sterling affiliates include Town & Country Leasing, LLC, Lancaster Insurance Group, LLC, Equipment Finance LLC, Sterling Financial Settlement Services Company, Sterling Financial Trust Company, Church Capital Management and Bainbridge Securities.



SNYDER
NORTHUMBERLAND
NORTHAMPTON
SCHUYLKILL
JUNIATA
LEHIGH
HUNTERDON
PERRY
DAUPHIN
LEBANON
BERKS
BUCKS
Harrisburg
MONTGOMERY
LANCASTER
YORK
ADAMS
Lancaster
CHESTER
Philadelphia
DELAWARE
Wilmington
GLOUCESTER
CAMDEN
CARROLL
HARFORD
BALTIMORE
NEW CASTLE
SALEM
FREDERICK
CUMBERLAND
Baltimore
KENT
HOWARD
MONTGOMERY
CAPE MAY

Sterling Financial Corporation's stock is traded on the NASDAQ under the symbol SLFI.



STERLING
FINANCIAL
CORPORATION®